Via Facsimile and U.S. Mail
Mail Stop 4720

August 25, 2009

Lawrence A. Kenyon
Chief Financial Officer
Par Pharmaceutical Companies, Inc.
300 Tice Boulevard
Woodcliff Lake, NJ 07677

Re: Par Pharmaceutical Companies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 28, 2009
File Number: 001-10827

Dear Mr. Kenyon:

We have reviewed your July 30, 2009 response to our July 20, 2009 letter and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-Q for the Fiscal Quarter Ended March 28, 2009

Management's Discussion and Analysis, page 30

1.   We acknowledge your revised disclosure in response to prior comment three. We continue to believe that your disclosure should be revised to separately quantify the dollar amounts of the increase in sales both attributable to unit volume increase and to price increase. The narrative discussion should start with the requested quantification, but should also include the underlying factors that caused the fluctuations to occur. We believe that this disclosure is material and required by Item 303(a)(3)(iii) of Regulation S-K.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant